Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

09045318

19January 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to the Copenhagen Stock Exchange No. 1/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
MAR 2 2009
THOMSON REUTERS

Encl.

SEC
Mail Processing
Section

FEB 03 2009

Washington, DC
105

Announcement No. 01/2009
19 January 2009

Coloplast negotiates headcount reductions

Coloplast has commenced negotiations with trade unions aimed at reducing the number of employees by 100-150 in its Danish factories.

Coloplast has been moving its production from Denmark to primarily Hungary and China over the past years, resulting in less demand for employees in Denmark.

Uncertainty caused by the financial crisis has reduced the number of voluntary resignations significantly. Traditionally, this has been the tool by which reducing the number of employees in Denmark has been managed.

The negotiations are expected to be finalized before the end of January 2009.

The above-mentioned does not change Coloplast's financial expectations for the current fiscal year.

Lars Rasmussen
CEO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

END